                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             GREAT LAKES REIT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  390752 10 3
                  ----------------------------------------
                                 (CUSIP Number)

                             SUSAN J. WILSON, ESQ.
                                 ALSTON & BIRD
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7974
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               NOVEMBER 19, 1996
   ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                SCHEDULE 13D

-------------------------------                                            --------------------------------
 CUSIP NO. 390752 10 3                                                            PAGE 2 OF 4 PAGES
-------------------------------                                            --------------------------------
-----------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
             Fortis Benefits Insurance Company

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-----------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                    (b) [ ]

-----------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY

-----------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
             WC

-----------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

-----------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Minnesota

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                         7   SOLE VOTING POWER
                                   1,054,339

       NUMBER OF        -----------------------------------------------------------------------------------
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY         -----------------------------------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING                   1,054,339
        PERSON
         WITH           -----------------------------------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,054,339

-----------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                            [ ]

-----------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             12.06%

-----------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
             IC

-----------------------------------------------------------------------------------------------------------



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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The fourth sentence of Item 3 is deleted and replaced with the following sentence:

                 On November 19, 1996, FBIC purchased the remaining 300,000 shares of Common Stock and the remaining 16,301 shares of Preferred Stock for a price of $3,900,000 in cash.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The fifth sentence of the first paragraph of Item 6 is deleted and replaced with the following sentence:

                 The third closing was held on November 19, 1996, at which time FBIC purchased the remaining 300,000 shares of Common Stock and the remaining 16,301 shares of Preferred Stock for $3,900,000 in cash.


     The second paragraph of Item 6 is deleted in its entirety.





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                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: November 26, 1996


                                        FORTIS BENEFITS INSURANCE COMPANY


                                        /s/ Robert B. Pollock
                                        ----------------------------------------
                                        Robert B. Pollock
                                        President and Chief Executive Officer





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